U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2009	Commission File Number: 1-15226
ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____
Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-13956 and 333-140856) and Form F-9 (File No. 333-149370).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2009

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	EnCana Corporation Interim Consolidated Financial Statements (Unaudited) for the period ended September 30, 2009.

99.2	EnCana Corporation Management’s Discussion and Analysis for the period ended September 30, 2009.

99.3	Covering letter dated November 13, 2009 regarding Financial Ratios.

99.4	EnCana Corporation Supplemental Financial Information (Unaudited) Exhibit to September 30, 2009 Consolidated Financial Statements “Consolidated Financial Ratios — Medium Term Notes & Debt Securities”

99.5	Certificate dated November 13, 2009 of Randall K. Eresman, President & Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.6	Certificate dated November 13, 2009 of Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.